Exhibit 12.1

MPLX LP
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS - Unaudited
(In millions)

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
Portion of rentals representing interest	$3.4	$3.3	$2.3	$0.8	$0.7
Capitalized interest	0.9	0.9	0.7	0.5	0.7
Other interest and fixed charges	4.1	0.2	0.1	0.2	—
Total fixed charges (A)	$8.4	$4.4	$3.1	$1.5	$1.4

Earnings-pretax income with applicable adjustments (B)	$186.9	$150.8	$147.4	$135.5	$104.7

Ratio of (B) to (A)	22.3	34.3	47.5	90.3	74.8